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October 27, 2023	Daniel L. McAvoy (212) 413-2844 (917) 725-8511 Fax dmcavoy@polsinelli.com

VIA EDGAR

Mr. Brian Fetterolf

Mr. Donald Field

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Vestible Assets, LLC Offering Statement on Form 1-A Filed September 12, 2023 File No. 024-12328

Ladies and Gentlemen:

On behalf of our client, Vestible Assets, LLC (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned offering statement on Form 1-A (the “Offering Statement”). In connection with this letter, the Company is today filing Amendment No. 2 to the Offering Statement (the “Amendment”) via EDGAR.

For your convenience, each of the Staff’s comments included in its letter dated September 29, 2023 is reprinted below in italics, and is followed by the Company’s response. Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Amendment.

Offering Statement on Form 1-A filed on September 12, 2023

“Series BDBR is only entitled to 1% . . . “, page 21

1.

We note your response to comment 1, as well as your revised disclosure that, in the event that Series BDBR receives $10,950.78 in 2023 and $12,025.42 in 2024 and raises $1 million in this offering, “the Brand Amounts to be received by Series BDBR in 2023 and 2024, without taking into account any performance bonus Baron may receive or expenses that may be incurred with the Series, would represent a 2.3% cumulative return on investment to investors at the end of 2024.” However, Series BDBR would need to receive an amount above the initial maximum investment of $1 million for there to be any return on investment, and the foregoing example only contemplates the receipt of $22,976.20 when combining the 2023 and 2024 results. Please revise accordingly to clarify that there would a negative return on investment by the end of 2024 in such example. Additionally, please advise why expenses that may be incurred with the Series has been omitted from your return on investment calculations.

RESPONSE: The Company has revised its disclosure on page 21 of the Amendment to remove the return on investment calculations and to more clearly explain the Brand Amounts to be received by Series BDBR and the significant amount time it may take for investors to recoup their initial investment, if at all.

General

2.	We continue to evaluate your responses to comments 3 and 4 and may have further comments.

RESPONSE: We acknowledge that the Staff has reserved the right to further comment on the prior responses to comments 3 and 4.

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October 27, 2023

If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 212-413-2844 or by email at dmcavoy@polsinelli.com.

Sincerely

/s/ Daniel L. McAvoy
Daniel L. McAvoy

cc:	Parker Graham, Chief Executive Officer of Vestible, Inc., the Manager of Vestible Assets, LLC